Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

Direct Dial Number	E-mail Address
(202) 636-5916	matthew.micklavzina@stblaw.com

March 3, 2025

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Brian Szilagyi, Staff Accountant

Re:	HarbourVest Private Investments Fund
Registration Statement on Form N-2
File Nos. 333-280403; 811-23958

Ladies and Gentlemen:

On behalf of HarbourVest Private Investments Fund (the “Fund”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) responses to comments received from the Staff on a telephone call with representatives of Simpson Thacher & Bartlett LLP on February 26, 2025, relating to the third pre-effective amendment to the draft registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). The Registration Statement includes revisions in response to the Staff’s comments relating to the Registration Statement and revisions to otherwise update disclosure.

For convenience of reference, the Staff’s comments have been reproduced herein. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement. Where the Fund has revised disclosure in the Registration Statement in response to a comment, additions are underlined and deletions are ~~struck~~.

PROSPECTUS

Accounting Comments

1.

Staff Comment: Please provide an analysis addressing the applicability of Regulation S-X 6-11 to the “Reorganization” as defined on the cover page of the prospectus and address the following in your response:

i.	Staff Comment: Whether the Reorganization meets the definition of a fund acquisition as defined in Rule 6-11(a)(2) of Regulation S-X.

Response: The Fund confirms that it has considered Rule 6-11 of Regulation S-X as it relates to the Reorganization and confirms that the Reorganization constitutes a fund acquisition under Rule 6-11(a)(2) of Regulation S-X. The Fund hereby confirms that it will comply with the requirements of Rule 6-11 of Regulation S-X, as applicable.

ii.

Staff Comment: Please explain to us whether the Fund believes that the Reorganization is probable. If it has been determined that the Reorganization is not yet probable, please provide us with an analysis of the factors considered in arriving at this determination.

Response: The Reorganization has not occurred, nor is it probable. The Reorganization remains subject to approval by the Board and the Predecessor Fund’s general partner and limited partners. The Reorganization has not yet been approved by the Board or the Predecessor Fund’s general partner or limited partners, and neither the Fund nor the Predecessor Fund has entered into a definitive agreement relating to the Reorganization. Further, the Fund’s and the Predecessor Fund’s activities are greatly affected by and often dependent on general economic and market conditions, and we are currently in a period of capital markets disruption and economic uncertainty in light of recent events. Accordingly, it is possible that the nature and/or timing of the Reorganization could change. Based on the foregoing factors, as well as the fact that no agreements have been executed or approvals taken, the Fund believes it is reasonable to conclude that the Reorganization is not yet probable for purposes of Rule 6-11 of Regulation S-X.

iii.

Staff Comment: Please describe to us any financial statements of the Predecessor Fund, including the periods of the financial statements that will be included in the registration statement of the Fund. Please explain to us the timing of when these financial statements will be included in the registration statement.

Response: Prior to the Registration Statement being declared effective, if the Board and the Predecessor Fund’s general partner and limited partners approve the Reorganization, or the Reorganization otherwise becomes probable under Rule 6-11, the Fund will file a pre-effective amendment to the Registration Statement that includes the financial statements required by Rule 6-11 and for the period required by Rule 6-11. If the Reorganization is not approved and no other events that would make the Reorganization probable under Rule 6-11 have occurred prior to that time, the Fund will satisfy the requirements of Rule 6-11, including, without limitation, by filing a post-effective amendment to the Registration Statement to include any financial statements and other information in connection with the Reorganization to the extent required and for the period required.

The Fund anticipates that any post-effective amendment to the Registration Statement to include the financial statements required by Rule 6-11 would be filed pursuant to Rule 462(d) under the Securities Act. Rule 462(d) under the Securities Act provides that a post-effective amendment filed solely to add exhibits to a registration statement shall become effective upon filing.

*   *   *

Please call me (202)-636-5916 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Matthew C. Micklavzina, Esq.

cc:	Lisa N. Larkin, Securities and Exchange Commission

Ryan Sutcliffe, Securities and Exchange Commission

Christian Sandoe, Securities and Exchange Commission

Monique Austin, HarbourVest Registered Advisers L.P.

Daniel Chisholm, HarbourVest Registered Advisers L.P.

Rajib Chanda, Esq.

Ryan P. Brizek, Esq.

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